Envoy Communications Group Inc.
3rd Quarter Report 2005

Dear Shareholders,
Revenue for the quarter increased 21% to $12.0 million compared to $10.0 million for the third quarter of 2004. Revenue for this quarter compared to the second quarter increased by 18%. Net earnings for this quarter, including the $1.9 million gain from the sale of John Street, was $3.6 million compared to $1.2 million for the same period last year. The earnings per share was $0.17 per common share, compared to $0.06 per common share for the same period last year.
For the nine months ended June 30, 2005, revenues increased 12% to $31.3 million, versus revenues of $27.9 million for the same period last year. Net earnings were $5.1 million or $0.23 per common share, compared to a net loss of ($2.8) million or ($0.19) per common share for the same period last year.
As a result of the sale of John Street we are increasing our earnings guidance for 2005 fiscal year from $0.20 per share to $0.28 per share. Envoy’s Watt International had a better than expected quarter in North America and Parker Williams also performed well in the UK. Although revenues remain strong, Gilchrist UK’s margins have decreased, due to increased price pressure. We believe that our proprietary software “ODIN” will allow Gilchrist to gain additional efficiencies in the near future, thus improving its profitability.
During the nine months ended June 30, 2005, Envoy repurchased 1,816,237 shares under its normal course issuer bid program. This resulted in a total of 21,637,030 shares outstanding as of June 30, 2005.
Geoffrey B. Genovese
President, Chairman & CEO

Envoy Communications Group Inc.
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

As at:		June 30	September 30
		2005	2004

Assets

Current
Cash		$1,807,494	$3,655,338
Investments	note 2	18,761,271	36,144,879
Accounts receivable		17,806,947	14,807,829
Future income taxes		1,500,000	1,500,000
Prepaid expenses		1,177,417	1,018,091
Discontinued operations	note 10	—	2,306,319

		41,053,129	59,432,456

Investments	note 2	16,569,830	10,285,563
Loans receivable	note 4	2,109,000	1,376,483
Capital assets	note 7	5,572,397	5,115,823
Goodwill	note 7	14,124,557	10,216,101
Other assets		9,176	34,377
Future income taxes		3,964,686	3,491,285
Discontinued operations	note 10	—	303,922

		$83,402,775	$90,256,010

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities		$5,880,274	$7,158,467
Income taxes payable		151,016	485,217
Deferred revenue		784,733	2,051,197
Current portion of long-term debt	note 5	128,192	297,294
Discontinued operations	note 10	—	3,011,106

		6,944,215	13,003,281

Long-term debt	note 5	265,365	361,230

		7,209,580	13,364,511

Minority interest		250,465	—

Shareholders’ equity
Share capital	note 8	108,374,441	117,447,261
Contributed surplus	note 9	4,173,184	726,554
Warrants		6,542,456	6,542,456
Deficit		(43,287,085)	(48,344,277)
Stock based compensation	note 11	770,934	445,641
Cumulative translation adjustment		(631,200)	73,864

		75,942,730	76,891,499

		$83,402,775	$90,256,010

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:		June 30	June 30
		2005	2004

Net revenue	note 7	$31,260,366	$27,890,765

Operating expenses:
Salaries and benefits	note 11	20,492,955	18,298,300
General and administrative		5,362,970	4,615,946
Occupancy costs		2,351,624	1,931,317

		28,207,549	24,845,563

Depreciation		1,839,500	1,746,667

Investment earnings	note 2	(2,043,389)	(137,313)

Accreted interest imputed on warrants and debentures	note 6	—	2,552,991

Interest (income) expense and financing costs	note 6	(87,217)	1,002,124

		27,916,443	30,010,032

Earnings (loss) before income taxes, minority interest and discontinued operations		3,343,923	(2,119,267)

Income tax expense		—	302,577

Earnings (loss) before minority interest and discontinued operations		3,343,923	(2,421,844)

Minority interest	note 3	88,238	—

Earnings (loss) from continuing operations		3,255,685	(2,421,844)

Earnings (loss) from discontinued operations, net of income taxes	note 10	1,801,507	(385,309)

Net earnings (loss)		$5,057,192	$(2,807,153)

Earnings (loss) per share
Basic		$0.23	$(0.19)
Diluted		0.23	(0.19)

Weighted average number of common shares outstanding		22,383,610	14,863,255
Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2005	2004
Deficit, beginning of period	$(48,344,277)	$(45,237,473)

Net earnings (loss)	5,057,192	(2,807,153)

Deficit, end of period	$(43,287,085)	$(48,044,626)

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the nine months ended:	June 30	June 30
	2005	2004

Cash flows from operating activities:

Earnings (loss) from continuing operations	$3,255,685	$(2,421,844)

Items not involving cash:
Future income taxes	(473,401)	—
Depreciation	1,839,500	1,746,667
Minority interest	88,238	—
Amortization of deferred financing charges	—	21,110
Debentures and term notes accretion	—	2,552,992
Stock based compensation	325,293	55,430

Net change in non-cash working capital balances:
Accounts receivable	(2,999,118)	(1,550,029)
Prepaid expenses	(159,326)	(631,707)
Accounts payable and accrued liabilities	(1,278,195)	(2,396,437)
Income taxes payable/recoverable	(334,201)	(103,444)
Deferred revenue	(1,266,464)	304,414
Other	(233,358)	896,816
Discontinued operations	—	(578,741)

Net cash (used in) operating activities	(1,235,347)	(2,104,773)

Cash flows from financing activities:
Long-term debt borrowings	—	4,650,000
Long-term debt repayments	(264,967)	(6,008,780)
Short term bank facility repayment	—	(6,115,746)
Redemption of common shares	(5,672,023)	—
Long term portion of restructuring costs	—	(337,407)
Issuance of common shares, net of share issue costs	45,834	60,714,361

Net cash (used in) provided by financing activities	(5,891,156)	52,902,428

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $730,496 (2004 - $nil)	(4,050,024)	—
Loans receivable (excludes loans of $1,434,000 extended to purchasers of John St Inc.at June 30, 2005 — see Note 10)	701,483	187,448
Net cash outlay on sale of subsidiary	(33,358)
Investments	11,099,341	(49,014,020)
Purchase of capital assets	(2,164,137)	(789,043)

Net cash provided by (used in) investing activities	5,553,305	(49,615,615)

Change in cash balance due to foreign exchange	(274,646)	429,600

Net (decrease) increase in cash	(1,847,844)	1,611,640

Cash, beginning of period	3,655,338	1,071,854

Cash, end of period	$1,807,494	$2,683,494

Supplemental cash flow information:
Interest paid	$36,959	$981,001
Income taxes paid	562,737	601,763

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		June 30	June 30
		2005	2004

Net revenue		$12,001,603	$9,953,860

Operating expenses:
Salaries and benefits	note 11	7,925,936	6,264,606
General and administrative		1,669,901	1,316,244
Occupancy costs		526,377	656,289

		10,122,214	8,237,139

Depreciation		664,054	589,704

Investment Earnings	note 2	(540,834)	(87,848)

Interest (income) expense and financing costs	note 6	(31,620)	11,024

		10,213,814	8,750,019

Earnings before income taxes, minority interest and discontinued operations		1,787,789	1,203,841

Income taxes		—	69,136

Earnings before minority interest and discontinued operations		1,787,789	1,134,705

Minority interest	note 3	80,226	—

Earnings before discontinued operations		1,707,563	1,134,705

Earnings from discontinued operations, net of income taxes	note 10	1,890,880	109,725

Net earnings		$3,598,443	$1,244,430

Earnings per share
Basic		$0.17	$0.06
Diluted		0.17	0.06

Weighted average number of common shares outstanding		21,737,927	21,383,348
Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2005	2004

Deficit, beginning of period	$(46,885,528)	$(49,141,916)

Net earnings	3,598,443	1,244,430

Deficit, end of period	$(43,287,085)	$(47,897,486)

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	June 30	June 30
	2005	2004

Cash flows from operating activities:

Earnings (loss) from continuing operations	$1,707,563	$1,134,705

Items not involving cash:
Future income taxes	62,855	—
Depreciation	664,054	589,704
Minority interest	80,226	—
Stock based compensation	18,652	27,015

Net change in non-cash working capital balances:
Accounts receivable	(1,432,322)	(1,198,996)
Prepaid expenses	(247,921)	(917,664)
Accounts payable and accrued liabilities	(1,102,215)	(1,368,617)
Income taxes payable/recoverable	(142,820)	26,123
Deferred revenue	(620,074)	(317,247)
Amounts collected in excess of pass-through costs incurred	—	—
Other	(233,358)	(10,132)
Discontinued operations	—	10,132

Net cash used in operating activities	(1,245,360)	(2,024,977)

Cash flows from financing activities:
Long-term debt repayments	(53,879)	(389,242)
Redemption of common shares	(1,162,515)	—
Issuance of common shares, net of share issue costs	—	23,828,975

Net cash provided by (used in) financing activities	(1,216,394)	23,439,733

Cash flows from investing activities:
Investments	3,132,596	(21,581,510)
Loans receivable (excludes loans of $1,434,000 extended to purchasers of John St Inc.at June 30, 2005 — see Note 10)	(294,579)	17,061
Net cash outlay on sale of subsidiary	(33,358)
Purchase of capital assets	(652,771)	(299,594)

Net cash provided by (used in) investing activities	2,151,888	(21,864,043)

Change in cash balance due to foreign exchange	(554,004)	(65,630)

Net (decrease) increase in cash	(863,870)	(514,917)

Cash, beginning of period	2,671,364	3,198,411

Cash, end of period	$1,807,494	$2,683,494

Supplemental cash flow information:
Interest paid	$—	$366,019
Income taxes paid	196,769	433,350

See accompanying notes to consolidated financial statements.

1.	Basis of Presentation
(a)	These interim consolidated financial statements have not been audited or reviewed by our external auditors. They have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2004. The significant accounting policies follow that of the most recently reported annual financial statements.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.
2.	Investments

	June 30	September 30
	2005	2004

Short term	$18,761,271	$36,144,879

Long term	16,569,830	10,285,563

	$35,331,101	$46,430,442

The net proceeds from the public offering in fiscal 2004 have been placed in a portfolio managed by an external adviser, and will be drawn to fund acquisitions and business operations as required. The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at June 30, 2005 of the individual financial instruments.
The fair value of the short term and long term investments at June 30, 2005 was $18,848,728 and $16,752,601, (at September 30, 2004, $36,183,729 and $10,421,139), respectively. The investment portfolio earned $2,043,389 in the nine months ended June 30, 2005, compared to $137,313 for the same period in fiscal 2004, after deducting portfolio management and custody fees.

3.	Acquisition of subsidiary

On February 28, 2005, the Company through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on completion. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of Parker Williams (“Management Shareholders”), subject to certain options described below.

ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion.

The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was £135,858 consisting of working capital and capital assets. The resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,874,030 was allocated to goodwill. This allocation to goodwill will be reviewed in the coming quarter.

Parker Williams acquisition

Canadian
Assets acquired and liabilities assumed:	Dollars

Total assets	$1,829,131
Total liabilities	(1,331,993)
Minority interest	(173,998)

Net Assets acquired	323,140

Goodwill	4,457,380

Purchase price including costs	$4,780,520

4.	Loans receivable

The sale of the Company’s subsidiary, John Street Inc. (“John Street”), on June 30, 2005 resulted in loans receivable of $2,109,000. This loans receivable consisted of the proceeds from the sale of the shares of John Street and the related equipment (less the portion of the sale proceeds paid on closing) and the inter-company loan balance that existed on the date of closing. These loans are payable over four years and, excluding interest free periods totaling 12 months, carry interest at the rate of 8% per annum. The previous inter-company balance of John Street with Envoy at September 30, 2004 of $1,376,483 has been reclassified as loans receivable for comparative purposes.

5.	Long term debt

	June 30	September 30
	2005	2004

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	$344,404	$403,676

Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest.	—	25,389

Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	—	18,101

Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	49,153	211,358

	393,557	658,524

Less current portion	128,192	297,294

	$265,365	$361,230

6.	Interest and financing costs

Interest and financing costs for the nine months ending June 30, comprised the following:

	June 30	June 30
For the nine months ended:	2005	2004

Cash interest paid (earned) on credit facility, landlord loans and capital leases and bank balances	$(87,217)	$361,304

Financing fees on credit facility	—	100,451

Negotiation fee for early repayment of debt	—	435,000

Cash interest paid on convertible debentures and amortization of debenture issue costs	—	105,369

Interest (income) expense and financing costs	(87,217)	1,002,124

Accreted interest imputed on warrants and debentures	—	2,552,991

	$(87,217)	$3,555,115

Interest and financing costs for the three months ending June 30, comprised the following:

	June 30	June 30
For the three months ended:	2005	2004

Cash interest paid (earned) on credit facility, landlord loans and capital leases and bank balances	$(31,620)	$11,024

	$(31,620)	$11,024

7.	Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:
(a)	The Company’s external net revenue

Net revenue by region in which the customer is located

	June 30	June 30
For the nine months ended:	2005	2004

Canada	$4,086,977	$1,506,616
United States	10,280,361	11,579,198
United Kingdom and Continental Europe	16,893,028	14,804,951

	$31,260,366	$27,890,765

	June 30	June 30
For the three months ended:	2005	2004

Canada	$809,426	$990,216
United States	5,240,159	3,597,743
United Kingdom and Continental Europe	5,952,018	5,365,901

	$12,001,603	$9,953,860

Net revenue by type of service

	June 30	June 30
For the nine months ended:	2005	2004

Consumer and retail branding	$31,260,366	$27,890,765

	June 30	June 30
For the three months ended:	2005	2004

Consumer and retail branding	$12,001,603	$9,953,860

7.	Segmented information (continued)
(b)	The Company’s identifiable assets for each geographic area in which it has operations:

Capital Assets

	June 30	September 30
As at:	2005	2004

Canada	$2,870,755	$2,948,262
United Kingdom and Continental Europe	2,701,642	2,167,561

	$5,572,397	$5,115,823

Goodwill

	June 30	September 30
As at:	2005	2004

Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	11,399,261	7,490,805

	$14,124,557	$10,216,101

8.	Share capital

Authorized (after giving effect to the share consolidation) 40,000,000 common shares without par value

Issued:

	June 30, 2005		September 30, 2004
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period before share consolidation	117,083,000	$117,447,261	31,047,027	$55,988,817

Common shares issued before share consolidation pursuant to:

Conversion of convertible Debentures	—	—	29,266,666	4,841,439

Stock options exercised	—	—	578,337	224,852

Warrants on new debentures	—	—	2,300,000	2,771,719

Public Offering	—	—	55,263,170	55,016,831

Repurchase of shares pursuant to share issuer bid —pre consolidation	(4,543,682)	(4,557,818)	(1,372,200)	(1,396,397)

Balance, before share consolidation	112,539,318	$112,889,443	117,083,000	$117,447,261

Share consolidation	(90,031,454)	—	(93,666,400)	—

Balance, after share consolidation	22,507,864	$112,889,443	23,416,600	$117,447,261

Repurchase of shares pursuant to share issuer bid —post consolidation	(907,501)	(4,553,145)	—	—

Legal and broker fees	—	(7,691)	—	—

Exercise of stock options	36,667	45,834	—	—

Balance, end of period	21,637,030	$108,374,441	23,416,600	$117,447,261

As described in Note 12, on February 10, 2005, the Company executed a 5 for 1 share consolidation.

Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float of the shares over the 12 month period commencing August 26, 2004.
9.	Contributed Surplus

During the first three quarters of fiscal 2005, pursuant to the normal course issuer bid, the Company repurchased and cancelled 1,816,237 common shares at an average price of $3.12 per common share, on a post-consolidation basis, for total cash consideration of $5,664,333. As the average price paid was less than the average per share assigned value of the outstanding common shares, $3,446,630 was recorded in contributed surplus as a gain on redemption of shares.

10.	Discontinued operations
(a) Effective June 30, 2005, Envoy sold all the shares of its advertising business, John Street, to the management of John Street for $1,200,000. As part of the sale transaction, certain office equipment and furniture that was being used by John Street was sold for proceeds of $300,000, and is included in the calculation of the gain on sale. Prior to its sale, John Street was reported as part of Canadian net revenue in the marketing segment.

Income Statement — John Street	June 30	June 30
For the nine months ended:	2005	2004

Net revenue	$3,151,083	$2,795,140

Operating expenses	3,047,312	2,662,580
Interest expense	50,625	—
Depreciation	49,132	11,375
Income Taxes	2,138	41,352

	1,876	79,833

Gain on sale of discontinued operations	1,799,631	—

Earnings from discontinued operations	$1,801,507	$79,833

(b) Effective January 1, 2004, Envoy sold all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.

Income Statement — Communique	June 30	June 30
For the nine months ended:	2005	2004

Net revenue	$—	$398,114

Operating expenses	—	389,394
Depreciation	—	2,237
Amortization of intangible asset	—	6,049

	—	434

Loss on sale of discontinued operations	—	(465,576)

Earnings from discontinued operations	$—	$(465,142)

11.	Stock based compensation

On May 25th, 2004, the company granted options to purchase 1,875,000 common shares of the company, 375,000 common shares on post consolidation basis, to senior employees and directors. The options vest over periods varying from one year to three years, have an expiry date of May 24th, 2009 and an exercise price of $4.00 per share. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. For the nine months ended June 30, 2005, an expense of $325,293 ($18,652 for the three months ended June 30, 2005), reflecting the option amortization for the period, has been included in salaries and benefits expense.

12.	Share consolidation

At a meeting held on August 14, 2003, the Company’s shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares currently outstanding. The effective date for post consolidation trading of its shares was February 10, 2005. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post consolidation was 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation.

13.	Related party transactions

As detailed in Note 10, effective June 30, 2005 the Company sold the shares of its John Street subsidiary, and certain related furniture and equipment, to management of that company for proceeds of $1,200,000 for the shares, and $300,000 for the furniture and equipment.

14.	Subsequent events

Under the terms of the normal course issuer bid, during July 2005 the Company bought an additional 10,000 common shares at a cost of $25,265 for cancellation.

Envoy Communications Group Inc.
Management Discussion and Analysis
Third quarter of fiscal 2005
August 3, 2005
The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (Envoy) for the nine months ended June 30, 2005 compared to the nine months ended June 30, 2004. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
OVERVIEW
During fiscal 2004 through two public offerings, Envoy raised gross proceeds of $66.5 million and net proceeds of $60.1 million. During fiscal 2004, Envoy successfully negotiated with its lenders and retired substantially all outstanding loan indebtedness. The balance of the funds raised in the public offerings will be used for general corporate purposes and potential acquisition and investment opportunities that Envoy determines have potential to create value for its shareholders and that either complements, or provides an opportunity to diversify its current business.
At a meeting held on August 14, 2003, Envoy’s shareholders approved the consolidation of the common shares on the basis to be determined by Envoy’s board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, Envoy’s board of directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The number of common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.
During the first three quarters of fiscal 2005, pursuant to a normal course issuer bid, Envoy repurchased and cancelled 1,816,237 common shares, stated on a post-consolidation basis, for cash consideration of $5.7 million. Under the terms of the normal course issuer bid, Envoy may repurchase and cancel up to 10% of the public float of the common shares over the 12 month period that commenced August 26, 2004. Subsequent to the third quarter, Envoy has purchased for cancellation an additional 10,000 of its common shares.
On November 10, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“PW”, or “Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on closing. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of PW (“Management Shareholders”), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following closing. The transaction was completed on February 28, 2005, and was accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area and has revenues of approximately $5.0 million annually. PW was formed in 1990 by designers Tamara Williams and Tony Parker who together have over 25 years design experience in Europe, America and the Far East. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.

Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $0.7 million, on account of an inter-company loan. This loan is repayable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million. Envoy believes that the sale of John Street and the related assets was in the best interests of Envoy and its shareholders. John Street was an investment that was no longer consistent with Envoy’s strategic direction
The Watt group of companies (“Watt”), Envoy’s branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector. Watt’s lengthy history of success and innovation in the retail industry presents it with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies.
Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability. Envoy continues to focus on its core strength, consumer and retail branding and has made a series of announcements in fiscal 2005 that highlight the significant opportunities Envoy is pursuing.
Watt continues to acquire new accounts, and in our second quarter Watt was awarded $3.0 million in new business contracts in the following sectors: food and beverage, shopping center, packaged goods, fashion, jewelry, department store, publishing and foodservice. The results of this new business began to positively impact our third quarter and will continue to improve our fourth quarter results.
In December 2004, Envoy announced that it has been selected by Carulla Vivero S.A. to re-define its private label program. Carulla Vivero is the second largest retailer in Colombia, operating a chain of 154 supermarkets, hypermarkets and discount stores throughout the country.The two companies partnered in 2003 to re-position and design Vivero, the retailer’s hypermarket banner, and Watt continues to help roll out the new concept in various locations. In August 2004, Watt and Carulla Vivero broadened their relationship re-designing the latter’s supermarket chain, Carulla. This latest initiative will ensure continuity of the Carulla Vivero brand across all banners: Carulla, Vivero, Frescampo, Surtimax and Merquefacil.
In April 2005, Home Hardware Stores Limited, in conjunction with Watt International announced the launch of its New Build a Better Home Store program. The program provides new store design concepts for its Home Hardware, Home Building Centre and Home Hardware Building Centre banners. The New Build a Better Home Store program was unveiled at the Company’s biannual Dealer Market, a forum for product purchasing, professional development and networking. Home Hardware worked with Watt International to enhance various formats and layouts of its retail environment to create a more captivating, informative, convenient and service-oriented shopping experience for customers.
In June 2005, Envoy announced that Twinings, one of the UK’s most popular tea brands, had selected Watt International’s UK subsidiary, Gilchrist, to provide a blend of expertise in artwork, reprographics and workflow systems (Odin) to manage brand implementation programs across its range of beverages. The contract, which covers household brands such as Twinings, Jacksons and Ovaltine, will enable the company to radically reduce product launch times via Gilchrist’s proficiency in packaging graphics and its industry leading technology solution.

Net revenue for the nine months ended June 30, 2005 was $31.3 million, compared to $27.9 million for the nine months ended June 30, 2004, an increase of $3.4 million. For the full year, Envoy expects net revenue to improve by 13% in fiscal 2005 over 2004. We had originally expected to complete the acquisition of PW, and include their results from January 2005, but this was delayed until March 2005.
Although revenues remain strong, Gilchrist UK’s margins have decreased, due to increased price pressure. We believe that our proprietary software “ODIN” will allow Gilchrist to gain additional efficiencies in the near future, thus improving its profitability.
Salaries expense for the nine months ended June 30, 2005, was $20.5 million, compared to $18.3 million in the nine months ended June 30, 2004, an increase of $2.2 million. Labour to net revenue ratio for the nine months ended June 30, 2005 was 65.6%, compared to 65.6% in the nine months ended June 30, 2004. Envoy expects its labour to net revenue ratio for the full fiscal 2005 to be approximately 65%.
Occupancy costs increased to $2.4 million for the nine months ended June 30, 2005, from $1.9 million for the nine months ended June 30, 2004, an increase of $0.5 million. Occupancy cost to net revenue ratio was 7.5% for the nine months ended June 30, 2005, compared to 6.9% for the nine months ended June 30, 2004. Envoy expects its occupancy to net revenue ratio for the full fiscal 2005 to be approximately 8%.
As a result of the early repayment in fiscal 2004 of the outstanding debentures and the conversion of the remaining convertible debentures, Envoy was required to expense the unamortized value of the warrants and the conversion value of the convertible debentures in fiscal 2004. Envoy has no expected future requirement for debt financing and, therefore, there is no expected accreted interest in fiscal 2005.
We are on track with our earnings guidance of $0.20 (excluding the net gain of $0.08 per share from the sale of John Street in the third quarter) per share for the current fiscal year. As a result of the John Street transaction, we are increasing our earnings guidance from $0.20 to $0.28. Our earnings have traditionally been heavily weighted to the last half of the year.

RESULTS OF OPERATIONS
COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED
JUNE 30, 2005 WITH THE NINE MONTHS ENDED JUNE 30, 2004
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the nine months ended June 30, 2005 was $31.3 million, compared to $27.9 million for the nine months ended June 30, 2004, an increase of $3.4 million, or 12.1%.
Net revenue by type of service and by customer location:

	Net Revenue for the nine months ended June 30
	(in millions)
By type of service	2005	% of total	2004	% of total
Consumer and retail branding	$31.3	100%	$27.9	100%

By customer location	2005	% of total	2004	% of total
Canada	$4.1	13%	$1.5	5%
United States	10.3	33%	11.6	42%
Europe *	16.9	54%	14.8	53%

	$31.3	100%	$27.9	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services increased $3.4 million in the nine months ended June 30, 2005 compared to the nine months ended June 30, 2004 an increase of 12.1%. We expect that net revenue will continue to improve in the second half of fiscal 2005 with growth expected from our existing businesses and from the inclusion of the results of PW for the rest of our fiscal year.
As a result of the sale of our John Street subsidiary, the net revenue from marketing is now zero.
Net revenue by customer location:
Net revenue from Canada increased $2.6 million, for the nine months ended June 30, 2005 compared to the nine months ended June 30, 2004, an increase of 171.3%.
Net revenue from the U.S. has decreased $1.3 million for the nine months ended June 30, 2005 compared to the nine months ended June 30, 2004, a decrease of 11.2%.
Net revenue from Europe increased $2.1 million for the nine months ended June 30, 2005, compared to the nine months ended June 30, 2004, an increase of 14.1%. We expect continued growth and improvement from Europe in the fourth quarter of fiscal 2005.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Operating expenses increased by 13.5% to $28.2 million for the nine months ended June 30, 2005 from $24.8 million for the nine months ended June 30, 2004. Changes in operating expenses are as follow:
Salaries and benefits expenses for the nine months ended June 30, 2005 were $20.5 million, compared to $18.3 million for the nine months ended June 30, 2004, an increase of $2.2 million or 12.0%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Included in salaries and benefits is stock based compensation for the nine months ended June 30, 2005 of $0.3 million, compared to $0.1 million in the nine months ended June 30, 2004.
General and administrative expenses for the nine months ended June 30, 2005 were $5.4 million, compared to $4.6 million for the nine months ended June 30, 2004, an increase of 16.2%.
Occupancy costs for the nine months ended June 30, 2005 were $2.4 million, compared to $1.9 million for the nine months ended June 30, 2004, an increase of 21.8%.
Depreciation expense Depreciation expense for the nine months ended June 30, 2005 was $1.8 million, compared to $1.7 million for the nine months ended June 30, 2004.
Interest (income) expense and financing costs and accreted interest Interest (income) expense and financing costs and accreted interest for the nine months ended June 30, 2005 was an income amount of $0.1 million, compared to and expense of $3.6 million for the nine months ended June 30, 2004. During fiscal 2004, all of the outstanding bank indebtedness and debentures were repaid from the proceeds of the public offering. Therefore, in fiscal 2005 there will not be any interest expense and finance costs or accreted interest relating to these items.
Investment earnings Investment earnings for the nine months ended June 30, 2005 was $2.0 million, compared to $0.1 for the nine months ended June 30, 2004. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio.
Income from discontinued operations Effective June 30, 2005, after a review of the ongoing viability, future prospects and cash requirements of our John Street Inc advertising business, we sold the business for proceeds of $1.2 million to the management of John Street Inc. Certain equipment was also sold for proceeds of $0.3 million to the same group. The income from discontinued operations reflects the operations of this business during the periods presented, and the gain on sale of our investment in this business. The income from discontinued operations, including the gain on sale of the business, was $1.8 million for the nine months ended June 30, 2005, compared to a loss of $0.4 million on the sale of Communique Incentives Inc, for the nine months ended June 30, 2004.
Net earnings (loss) We had net earnings of $5.1 million for the nine months ended June 30, 2005, compared to a loss of ($2.8) million for the nine months ended June 30, 2004, an increase of $7.9 million.

Liquidity and Capital Resources
Through public offerings in the second and third quarters of fiscal 2004, Envoy raised gross proceeds of $66.5 million, which gave net proceeds of $60.1 million after deducting issue expenses. Part of the net proceeds was used to reduce the outstanding debt, when this could be negotiated on reasonable terms. Since August 26, 2004, Envoy has been engaged in a share buyback program which has cost $5.7 million during the current fiscal year. The balance of the funds is being used for general corporate purposes and to fund future acquisitions and investments as they are identified.
As at June 30, 2005, Envoy had working capital of $34.1 million and a cash balance of $1.8 million, compared to September 30, 2004, when it had a working capital of $46.4 million and a cash balance of $3.7 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $18.8 at June 30, 2005 and $36.1 million at September 30, 2004. The decrease in working capital relates partly to the repurchase of 1,816,237 shares of the company (on post-consolation basis) for cash consideration of $5.7 million pursuant to the normal course issuer bid, and partly to the acquisition of Parker Williams Design Limited (“Parker Williams”), for $4.8 million as described in Note 3. The balance of the change in working capital is due to shifts within the investment portfolio to securities with maturities in excess of one year.
Net cash used in operating activities was ($1.2) million for the nine months ended June 30, 2005 compared to ($2.1) million used in operating activities for the nine months ended June 30, 2004.
Net cash used in financing activities was ($5.9) million for the nine months ended June 30, 2005, compared to $52.9 million provided by financing activities for the nine months ended June 30, 2004. During the nine months ended June 30, 2004, Envoy raised $60.7 million from a public share offering and the proceeds from the exercise of options and warrants, and also raised $4.7 million from an issue of term loans and from debentures. During the same period, Envoy used the proceeds to repay all significant outstanding borrowings, including the repayment of the debentures issued in the period.
Net cash provided by investing activities was $5.6 million for the nine months ended June 30, 2005, compared to net cash used in investing activities of ($49.6) million for the nine months ended June 30, 2004. During the nine months ended June 30, 2004, Envoy invested $49.0 million of the proceeds of the public share offering in an investment portfolio managed by an external adviser. All financial instruments held in the portfolio are traded in active and liquid markets and the fair market value of the portfolio was determined by using the closing market prices at June 30, 2005 of the individual financial instruments.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED
JUNE 30, 2005 WITH THE THREE MONTHS ENDED JUNE 30, 2004
Net revenue Our net revenue represents our compensation for services. A portion of our compensation from agency or advertising and marketing services is generated from non-refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as media and production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the three months ended June 30, 2005 was $12.0 million, compared to $10.0 million for the three months ended June 30, 2004, an increase of $2.0 million, or 20.6%.
Net revenue by type of service and by customer location:

	Net Revenue for the three months ended June 30
	(in millions)
By type of service	2005	% of total	2004	% of total
Consumer and retail branding	$12.0	100%	$10.0	100%

By customer location	2005	% of total	2004	% of total
Canada	$0.8	7%	$1.0	5%
United States	5.2	44%	3.6	42%
Europe *	6.0	49%	5.4	53%

	$12.0	100%	$10.0	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services increased $2.0 million in the three months ended June 30, 2005 compared to the three months ended June 30, 2004 an increase of 20.6%. We expect that net revenue will continue to improve in the fourth quarter of fiscal 2005.
As a result of the sale of our John Street subsidiary, the net revenue from marketing is now zero.
Net revenue by customer location:
Net revenue from Canada decreased $0.2 million, for the three months ended June 30, 2005 compared to the three months ended June 30, 2004, a decrease of 18.3%.
Net revenue from the U.S. has increased $1.6 million for the three months ended June 30, 2005 compared to the three months ended June 30, 2004, an increase of 45.6%.
Net revenue from Europe increased $0.6 million for the three months ended June 30, 2005, compared to the three months ended June 30, 2004, an increase of 10.9%. We expect continued growth and improvement from Europe in the fourth quarter of fiscal 2005 with the results of our acquisition of PW being included for the full quarter.
Operating Expenses
Operating expenses increased by 22.9% to $10.1 million for the three months ended June 30, 2005 from $8.2 million for the three months ended June 30, 2004. Changes in operating expenses are as follow:

Salaries and benefits expenses for the three months ended June 30, 2005 were $7.9 million, compared to $6.3 million for the three months ended June 30, 2004, an increase of $1.6 million or 26.5%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.
General and administrative expenses for the three months ended June 30, 2005 were $1.7 million, an increase of $0.4 million or 26.9% from the three months ended June 30, 2004.
Occupancy costs for the three months ended June 30, 2005 were $0.5 million, compared to $0.7 million for the three months ended June 30, 2004, a decrease of 19.8%.
Depreciation expense Depreciation expense for the three months ending June 30, 2005 was $0.7 million, compared to $0.6 million for the three months ended June 30, 2004, an increase of 12.6%.
Interest (income) expense and financing costs Interest (income) expense and financing costs for the three months ended June 30, 2005 was an income of less than $0.1 million, compared to an expense of less than $0.1 million for the three months ended June 30, 2004. During fiscal 2004, all of the outstanding bank indebtedness, and debentures were repaid from the proceeds of the public offering. Therefore, in fiscal 2005 there will not be any significant interest expense or finance costs.
Investment earnings Investment earnings for the three months ended June 30, 2005 was $0.5 million, compared to $0.1 million for the three months ended June 30, 2004. Investment earnings represent the net income earned on the cash and marketable securities held in the investment portfolio.
Earnings from discontinued operations Effective June 30, 2005, after a review of the ongoing viability, future prospects and cash requirements of our John Street Inc advertising business, we sold the business for proceeds of $1.2 million to the management of John Street Inc. Certain equipment was also sold for proceeds of $0.3 million to the same group. The earnings from discontinued operations reflects the operations of this business during the period presented, and the gain on sale of our investment in the business. The earnings from discontinued operations was $1.9 million for the three months ended June 30, 2005, and $0.1 million for the three months ended June 30, 2004.
Net earnings (loss) We had net earnings of $3.6 million for the three months ended June 30, 2005, compared to net earnings of $1.2 million for the three months ended June 30, 2004, an increase of $2.4 million.
Liquidity and Capital Resources
As at June 30, 2005, Envoy had working capital of $34.1 million and a cash balance of $1.8 million, compared to March 31, 2005, when it had working capital of $25.0 million and a cash balance of $2.7 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $18.8 at June 30, 2005 and $13.5 million at March 31, 2005. The decrease in working capital relates partly to the repurchase of 358,900 common shares (on post-consolidation basis) for cash consideration of $1.1 million pursuant to the normal course issuer bid, and partly to a reallocation within the investment portfolio to securities with maturities in excess of one year.
Net cash used in operating activities was ($1.2) million for the three months ended June 30, 2005, compared to ($2.0) million used in operating activities for the three months ended June 30, 2004.
Net cash used in financing activities was ($1.2) million for the three months ended June 30, 2005, compared to $23.4 million provided by financing activities for the three months ended June 30,

2004. During the three months ended June 30, 2004, Envoy raised $23.8 million from a public share offering.
Net cash provided by investing activities was $2.2 million for the three months ended June 30, 2005, compared to net cash used in investing activities of ($21.9) million for the three months ended June 30, 2004. During the three months ended June 30, 2004, Envoy invested $21.6 million of the proceeds of the public share offering in an investment portfolio managed by an external adviser.
SUMMARY OF QUARTERLY RESULTS

	Q3 2005	Q2 2005	Q1 2005	Q4 2004

Net revenue	$12.0 million	$10.2 million	$9.1 million	$9.1 million

Net earnings (loss):
From continuing operations	$1.7 million	$0.8 million	$0.7 million	($0.2) million
Including discontinued operations	$3.6 million	$0.8 million	$0.6 million	($0.3) million

Net earnings (loss) per share
From continuing operations
Basic	$0.08	$0.04	$0.03	($0.01)
Diluted	$0.08	$0.04	$0.03	($0.01)
Including discontinued operations
Basic	$0.17	$0.04	$0.03	($0.01)
Diluted	$0.17	$0.04	$0.03	($0.01)

	Q3 2004	Q2 2004	Q1 2004	Q4 2003

Net revenue	$10.0 million	$9.7 million	$8.3 million	$9.5 million

Net earnings (loss):
From continuing operations	$1.1 million	($3.0) million	($0.5) million	$0.7 million
Including discontinued operations	$1.2 million	($3.6) million	($0.5) million	$0.8 million

Net earnings (loss) per share
From continuing operations
Basic	$0.05	($0.26)	($0.06)	$0.16
Diluted	$0.05	($0.26)	($0.06)	$0.09
Including discontinued operations
Basic	$0.06	($0.30)	($0.06)	$0.17
Diluted	$0.06	($0.30)	($0.06)	$0.09
TRANSACTIONS WITH RELATED PARTIES
Effective June 30, 2005 we sold the shares of our John Street subsidiary, and certain related furniture and equipment, to management of that company for proceeds of $1.2 million for the shares, and $0.3 million for the furniture and equipment.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at June 30, 2005:

		Due in 1	Due between	Due between	Due after 5
	Total	year or less	years 2 and 3	years 4 and 5	years
Operating leases	$4,955,859	$952,849	$1,620,042	$1,378,023	$1,004,945
Long term debt	393,557	128,192	151,551	113,814	—

Total contractual cash obligations	$5,349,416	$1,081,041	$1,771,593	$1,491,837	$1,004,945

CRITICAL ACCOUNTING ESTIMATES
The significant accounting policies used by Envoy in preparing its consolidated financial statements are described in Note 2 to the September 30, 2004 year end Financial Statements and they should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing these Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepares reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the September 30, 2004 year end Financial Statements.
Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must make appropriate estimates at the time the financial statements are prepared. These estimates are described in the September 30, 2004 year end Financial Statements.
Although all of the policies identified in Note 2 to the September 30, 2004 year end Financial Statements are important in understanding the Financial Statements, the policies discussed in the September 30, 2004 year end Management Discussion and Analysis are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their estimation.
IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS
There has been no significant impact on fiscal 2005 results as a result of any recently issued Canadian Accounting Standards, other than as described in Envoy’s September 30, 2004 year end Financial Statements and Management Discussion and Analysis.
RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. The risks and uncertainties that impact Envoy were described in its September 30, 2004 year end Management Discussion and Analysis. There have been no changes to the types of risks and uncertainties in the first quarter of fiscal 2005.

OTHER INFORMATION
On January 21, 2005 Envoy announced that its board of directors had approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. At a meeting held on August 14, 2003, Envoy shareholders approved the consolidation (reverse stock split) of Envoy’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of one for ten).
The share consolidation affected all common shares, warrants and stock options of Envoy that were currently outstanding. Any fractional shares resulting from this consolidation were adjusted to the nearest full common share. The effective date for the post-consolidation trading of its common shares was February 10, 2005. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation.
Envoy had until March 28, 2005 to regain compliance with the minimum US$1.00 per share requirement for continued listing under NASDAQ Marketplace Rule 4310(c)(4). Therefore, Envoy’s board of directors made the decision to effect the share consolidation immediately in order to allow Envoy sufficient time to comply with Marketplace Rule 4310(c)(4). On March 3, 2005, Envoy received notification from The Nasdaq SmallCap Market (“Nasdaq”) that the closing bid price of the Company’s common stock had been at $1.00 per share or greater for at least 10 consecutive business days. Accordingly, the Company has regained compliance with the Marketplace Rule 4310(c)(4) and this matter is now closed.
At June 30, 2005, there were 21,637,030 common shares of Envoy issued, compared to 23,416,600 issued at September 30, 2004, after giving effect to the share consolidation.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9
Telephone: (416) 593-1212
Facsimile: (416) 593-4434	Linda Gilbert
Chief Financial Officer
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL
President and CEO,	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Freefone Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer	David I. Hull (Chair)	E-mail: info@envoy.to
Envoy Communications Group Inc.	Hugh Aird
	David Parkes	Additional information is
David I. Hull		available on our
President		Web site at www.envoy.to
Hull Life Insurance Agencies Inc.
	NOMINATING AND CORPORATE	STOCK TRADING INFORMATION
GOVERNANCE COMMITTEE
Hugh Aird (Lead Director)	David I. Hull (Chair)	Toronto Stock Exchange: ECG
Director of Business Development	Hugh Aird	NASDAQ Exchange: ECGI
First Associates Inc.	David Parkes

TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1